Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2015 and Declaration of a Quarterly Dividend
MONACO--(Marketwired - Feb 29, 2016) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months and year ended December 31, 2015 and declaration of a quarterly dividend.
Results for the three months ended December 31, 2015 and 2014
For the three months ended December 31, 2015, the Company's adjusted net income was $36.3 million (see Non-IFRS Measures section below), or $0.22 basic and $0.21 diluted earnings per share, which excludes (i) a $0.7 million write-off of deferred financing fees, (ii) a $0.7 million write-off of deposits made for options to construct MR product tankers that expired unexercised, and (iii) a $0.7 million unrealized loss on derivative financial instruments. The adjustments aggregated to an increase of adjusted net income by $2.1 million or $0.01 basic and diluted earnings per share. For the three months ended December 31, 2015, the Company had net income of $34.2 million, or $0.21 basic and $0.20 diluted earnings per share.
For the three months ended December 31, 2015, the Company's basic and diluted weighted average number of shares were 163,792,076 and 202,210,591, respectively. The diluted weighted average number of shares includes the potentially dilutive shares relating to the Company's Convertible Senior Notes due 2019 (the "Convertible Notes") representing 31,791,435 potential common shares that the Company may issue upon conversion (see below for further information).
For the three months ended December 31, 2014, the Company's adjusted net income was $18.3 million (see Non-IFRS Measures Section below), or $0.12 basic and diluted earnings per share, which excludes (i) a $13.9 million write down from the discontinuation of equity method accounting for the Company's investment in Dorian LPG Ltd. ("Dorian"), (ii) a $4.0 million write down from the designation of two vessels as held for sale, and (iii) a $0.1 million unrealized gain on derivative financial instruments. The adjustments aggregated to an increase of adjusted net income by $17.8 million or $0.12 basic and diluted earnings per share. For the three months ended December 31, 2014, the Company had net income of $0.5 million, or $0.00 basic and diluted earnings per share.

Results for the year ended December 31, 2015 and 2014
For the year ended December 31, 2015, the Company's adjusted net income was $221.3 million (see Non-IFRS Measures section below), or $1.37 basic and $1.21 diluted earnings per share, which excludes (i) a $1.2 million gain from the sale of the Company's investment in Dorian, (ii) a $1.4 million gain from the early termination of the contract on a time chartered-in vessel, (iii) a $1.4 million reserve for a pool bunker supplier in bankruptcy, (iv) a $2.7 million write-off of deferred financing fees, (v) a $0.7 million write-off of deposits made for options to construct MR product tankers that expired unexercised, (vi) a $35,000 net loss related to the sales of four vessels during 2015, (vii) a $1.3 million unrealized loss on derivative financial instruments, and (viii) a $46,000 gain from the repurchase of $1.5 million face value of the Company's Convertible Notes. The adjustments aggregated to an increase of adjusted net income by $3.5 million or $0.02 basic and $0.01 diluted earnings per share. For the year ended December 31, 2015, the Company had net income of $217.7 million, or $1.35 basic and $1.20 diluted earnings per share.
For the year ended December 31, 2014, the Company's adjusted net income was $7.7 million (see Non-IFRS Measures section below), or $0.04 basic and diluted earnings per share, which excludes (i) a $51.4 million gain from the sales of seven Very Large Crude Carriers ('VLCCs') under construction in March 2014, (ii) a $10.9 million gain from the acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian in June 2014, (iii) a $13.9 million write down from the discontinuation of equity method accounting for the Company's investment in Dorian, (iv) a $4.0 million write down from the designation of two vessels as held for sale, (v) a $0.3 million write-off of deferred financing fees and (vi) a $0.3 million unrealized gain on derivative financial instruments. The adjustments aggregated to a decrease of adjusted net income by $44.4 million or $0.26 basic and diluted loss per share. For the year ended December 31, 2014, the Company had net income of $52.1 million, or $0.30 basic and diluted earnings per share.
Declaration of Dividend
On February 25, 2016, the Company's Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on March 30, 2016 to all shareholders as of March 10, 2016 (the record date). As of February 26, 2016, there were 173,035,794 shares outstanding.
Diluted Weighted Number of Shares
Diluted earnings per share for the three months and year ended December 31, 2015 includes the potentially dilutive shares relating to the Convertible Notes representing 31,791,435 potential common shares that the Company may issue upon conversion. The Convertible Notes were issued in June 2014. The dilutive impact of the Convertible Notes is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.4 million and $21.4 million during the three months and year ended December 31, 2015, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive. The Convertible Notes are currently ineligible for conversion.

Summary of Recent and Fourth Quarter Significant Events:
•	Below is a summary of the voyages fixed thus far in the first quarter of 2016:
•	For the LR2s in the pool: approximately $28,000 per day for 80% of the days
•	For the LR1s in the pool: approximately $24,000 per day for 74% of the days
•	For the MRs in the pool: approximately $19,000 per day for 72% of the days
•	For the Handymaxes in the pool: approximately $18,000 per day for 66% of the days
•	Below is a summary of the TCE revenue earned during the fourth quarter of 2015:
•	For the LR2s in the pool: $26,464 per day
•	For the LR1s in the pool: $21,013 per day
•	For the MRs in the pool: $19,800 per day
•	For the MRs outside of the pool: $18,086 per day
•	For the Handymaxes in the pool: $18,562 per day
•	Reached an agreement with an unrelated third party to sell five 2014 built MR tankers for approximately $33.3 million each. Two of these sales are expected to close in March 2016, and the remaining three sales are expected to close in the second quarter of 2016.
•	Repurchased an aggregate of 5,220,971 of the Company's common shares since October 1, 2015 that are being held as treasury shares at an average price of $7.35 per share.
•	Entered into time charter out agreements with an unrelated third party for two ice-class 1B MRs, STI Notting Hill and STI Westminster, each for three years at $20,500 per day. These charters commenced in November 2015 and December 2015, respectively.
•	Entered into a time charter out agreement with an unrelated third party for an LR2 product tanker, STI Rose, for three years at $28,000 per day. This charter commenced in February 2016.
•	Entered into time charter out agreements with an unrelated third party for two ice-class 1A Handymaxes, STI Poplar and STI Pimlico, each for three years at $18,000 per day. These charters commenced in January and February 2016, respectively.
•	Received a commitment from Scotiabank Europe plc for a loan facility of up to $36.0 million, which will be utilized to refinance the existing indebtedness on an LR2 product tanker (2015 built). The loan facility has a maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum.
•	Received a commitment to upsize the previously announced $87.0 million credit facility with ING Bank N.V. to $132.5 million. The proceeds from the upsizing will be utilized to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015 built).
•	Executed a loan facility for $34.5 million with BNP Paribas. The facility bears interest at LIBOR plus a margin of 1.95% per annum, and the proceeds were utilized to partially finance the purchase of STI Memphis and refinance the existing indebtedness on STI Battery.
•	Paid a quarterly cash dividend on the Company's common stock of $0.125 per share in December 2015.
•	Reached agreements with Hyundai Mipo Dockyard of South Korea ("HMD") in October 2015 to construct four MR product tankers for $36.0 million each with deliveries scheduled in the third and fourth quarters of 2017.
•	Sold the 2007 built Handymax product tanker, STI Highlander, for a selling price of $19.35 million in October 2015.

Agreement to Sell Five MR Product Tankers
In February 2016, the Company reached an agreement with an unrelated third party to sell five 2014 built MR product tankers (STI Powai, STI Lexington, STI Chelsea, STI Olivia and STI Mythos) for approximately $33.3 million each. The sales of two vessels are expected to close in March 2016, and the sales of the remaining three vessels are expected to close in the second quarter of 2016. The Company expects to record a write-down of approximately $3.2 million during the first quarter of 2016 in connection with the entry into this agreement.
$36.0 Million Scotiabank Credit Facility
In November 2015, the Company received a commitment from Scotiabank Europe plc for a loan facility of up to $36.0 million. The facility will bear interest at LIBOR plus a margin of 1.50% per annum, and the proceeds are expected to be used to refinance the existing indebtedness on one LR2 product tanker (2015 built).
The facility has a final maturity of three years from the drawdown date and is subject to customary conditions precedent and the execution of definitive documentation.
$34.5 Million BNP Paribas Credit Facility
In December 2015, the Company executed a senior secured term loan facility for $34.5 million with BNP Paribas. The facility bears interest at LIBOR plus a margin of 1.95% per annum, and the proceeds were used to partially finance the purchase of STI Memphis and to refinance the existing indebtedness on STI Battery.
The facility has a 15 year repayment profile and a final maturity of five years from the signing date of the loan for each vessel. The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.
Upsizing of ING Credit Facility
In January 2016, the Company received a commitment to upsize its previously announced $87.0 million credit facility with ING Bank N.V. to $132.5 million. The facility bears interest at LIBOR plus a margin of 1.95% per annum, and the proceeds from the upsizing are expected to be used to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015 built).
The terms and conditions, including covenants, are similar to those in the Company's existing credit facilities.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
Since January 2015 through the date of this press release, the Company has acquired the following:
•	an aggregate of 10,573,315 of its common shares that are being held as treasury shares at an average price of $8.49 per share (9,826,676 shares were purchased at an average price of $8.53 under the May 2015 $250 million Securities Repurchase Program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program). There are 173,035,794 shares outstanding as of February 26, 2016.
•	$1.5 million face value of its Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million Securities Repurchase Program).
The Company has $164.5 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
Time Charter-out Update
In December 2015, the Company entered into time charter-out agreements with an unrelated third party on two ice class 1A Handymax product tankers, STI Poplar and STI Pimlico. The term of each agreement is for three years at $18,000 per day. These charters commenced in January and February 2016, respectively.
In October 2015, the Company entered into time charter-out agreements with an unrelated third party on two ice class 1B MR product tankers, STI Notting Hill and STI Westminster. The term of each agreement is for three years at $20,500 per day. These charters commenced in November 2015 and December 2015, respectively.
In October 2015, the Company entered into a time charter-out agreement with an unrelated third party for an LR2 product tanker, STI Rose. The term of the agreement is for three years at $28,000 per day. This charter commenced in February 2016.

Time Charter-in Update
In February 2016, the Company extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for an additional year at $17,250 per day effective March 2016.
In November 2015, the Company declared an option to extend the charter on an LR2 product tanker that is currently time chartered-in for an additional year at $22,600 effective February 2016.
In October 2015, the Company declared an option to extend the time charter on an MR product tanker that is currently time chartered-in for an additional year at $17,500 per day effective January 2016. The Company also has an option to extend the charter for an additional year at $18,000 per day.
Conference Call
The Company will have a conference call on February 29, 2016 at 10:30 AM Eastern Standard Time and 4:30 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-888-797-2998 (U.S.) or +1-913-312-0664 (International). The conference participant passcode is 4772057. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/13482
Current Liquidity

As of February 26, 2016, the Company had $169.9 million in cash.

Debt
 The Company made the following drawdowns from its credit facilities since September 30, 2015 and through the date of this press release:

		Credit facility	Drawdown amount (in $ millions)	Drawdown date	Collateral
1		ING Credit Facility	17.5	October 2015	STI Pontiac	(1)
2		BNP Paribas Credit Facility	17.3	December 2015	STI Memphis
3		BNP Paribas Credit Facility	17.3	February 2016	STI Battery	(2)

	(1)	The Company refinanced the debt for this vessel by repaying $18.9 million into the 2013 Credit Facility and drawing down $17.5 million from the ING Credit Facility.

	(2)	The Company refinanced the debt for this vessel by repaying $18.2 million into the 2013 Credit Facility and drawing down $17.25 million from the BNP Paribas Credit Facility.
As of February 26, 2016, the Company's outstanding debt balance, and amount available to draw, is as follows:

In thousands of U.S. dollars	Amount outstanding at December 31, 2015	Amount outstanding at February 26, 2016	Availability as of the date of this report
2011 Credit Facility	$100,976	$100,976	$-
Newbuilding Credit Facility	71,843	71,843	-
2013 Credit Facility (1)	428,253	410,053	-
K-Sure Credit Facility	439,999	425,072	-
KEXIM Credit Facility	400,250	395,950	-
Credit Suisse Credit Facility (2)	-	-	61,200
ING Credit Facility (5)	34,708	34,417	97,500
ABN AMRO Credit Facility	139,830	138,055	-
BNP Paribas Credit Facility (1)	17,250	34,500	-
Scotiabank Credit Facility (3)	-	-	36,000
Senior Unsecured Notes	105,500	105,500	-
Convertible Notes (4)	358,500	358,500	-
Finance Lease	53,372	53,158	-
Total	$2,150,481	$2,128,024	$194,700

(1) In January 2016, $18.2 million was repaid into the 2013 Credit Facility and $17.25 million was drawn from the BNP Paribas Credit Facility as part of the refinancing of the amounts borrowed for STI Battery.

(2) The Company entered into a senior secured term loan facility with Credit Suisse AG in March 2015. Availability can be used to finance the lesser of $30.6 million and 60% of each vessel's fair market value at the respective drawdown dates.

(3) In November 2015, the Company received a commitment for a loan facility of up to $36.0 million from Scotiabank Europe plc which is expected to be utilized to refinance the existing indebtedness on an LR2 product tanker (2015 built). This facility has a maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum.

(4) As of December 31, 2015, $44.7 million of this amount has been attributed to the conversion feature of the Convertible Notes and recorded within additional paid in capital on the consolidated balance sheet.

(5) In January 2016, the Company received a commitment to upsize its previously announced $87.0 million credit facility with ING Bank N.V. to $132.5 million. The proceeds are expected to be utilized to finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015 built).

Newbuilding Program
During the fourth quarter of 2015, the Company made $42.1 million of installment payments on its newbuilding vessels.
The Company currently has 12 newbuilding vessel orders with HMD, Daehan Shipbuilding Co., Ltd ("DHSC"), and Sungdong Shipbuilding and Marine Engineering Co., Ltd. ("SSME") (eight MRs and four LR2s), and one LR2 vessel (STI Lombard) to be acquired in April 2016 at the conclusion of its bareboat charter-in agreement. The estimated first quarter of 2016 and future payments are as follows*:

$ in millions
Q1 2016 - installment payments made	$56.9
Q1 2016 - remaining installment payment	15.3
Q2 2016	74.7
Q3 2016	36.7
Q4 2016	44.0
Q1 2017	57.3
Q2 2017	46.6
Q3 2017	54.1
Q4 2017	43.3

Total	$428.9
*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the Fourth Quarter of 2015 Financial Results Compared to the Fourth Quarter of 2014
For the three months ended December 31, 2015, the Company recorded net income of $34.2 million compared to net income of $0.5 million for the three months ended December 31, 2014. The following were the significant changes between the two periods:
•	Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended December 31, 2015 and 2014:
In thousands of U.S. dollars	For the three months ended December 31,
	2015	2014
Vessel revenue	$178,398	$125,738
Voyage expenses	(293)	(2,106)
TCE revenue	$178,105	$123,632
•	TCE revenue increased $54.5 million to $178.1 million. This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 92.2 from 72.8 for the three months ended December 31, 2015 and 2014, respectively, along with an increase in time charter equivalent revenue per day to $21,057 per day from $18,664 per day for the three months ended December 31, 2015 and 2014, respectively (see the breakdown of daily TCE below). Product tanker market fundamentals continued to show strength during the fourth quarter of 2015 as the continuing glut of crude oil supplies has led to lower worldwide oil prices and thus higher demand for refined products. As such, global refinery utilization has increased which, along with increased refining capacity in the Middle East and India, has resulted in increased demand across all of the Company's vessel classes.
•	Vessel operating costs increased $19.8 million to $50.9 million from $31.1 million for the three months ended December 31, 2015 and 2014, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 80.3 vessels from 50.8 vessels for the three months ended December 31, 2015 and 2014, respectively. Additionally, overall vessel operating costs per day increased to $6,891 per day from $6,662 per day for the three months ended December 31, 2015 and 2014, respectively (see the breakdown of daily vessel operating costs below). This increase was primarily attributable to increased crewing and spares and stores costs incurred in our MR and LR2 operating segments during the quarter.
•	Charterhire expense decreased $11.6 million to $18.2 million from $29.8 million for the three months ended December 31, 2015 and 2014, respectively. This decrease was driven by a decrease in the Company's time chartered-in fleet to an average of 11.9 vessels from 22.0 vessels for the three months ended December 31, 2015 and 2014, respectively.

•	Depreciation expense increased $13.2 million to $30.9 million from $17.7 million for the three months ended December 31, 2015 and 2014, respectively. This increase was the result of an increase in the average number of owned vessels to 80.3 from 50.8 for the three months ended December 31, 2015 and 2014, respectively.
•	General and administrative expenses increased $4.4 million to $18.2 million from $13.8 million for the three months ended December 31, 2015 and 2014, respectively. This increase is due to the significant growth in the Company's fleet to an average of 92.2 owned and time chartered-in vessels from an average of 72.8 owned and time chartered-in vessels during the three months ended December 31, 2015 and 2014, respectively.
•	The write down of vessels held for sale and loss from sale vessels of $4.0 million for the three months ended December 31, 2014 is attributable to the designation of STI Harmony and STI Heritage as held for sale at that date.
•	The write-off of vessel purchase options of $0.7 million for the three months ended December 31, 2015 is the write-off of deposits made for options to construct MR product tankers that expired unexercised in December 2015.
•	The re-measurement of the Company's investment in Dorian for the three months ended December 31, 2014 is from the change in the accounting method of this investment from the equity method to the available for sale method in October 2014 which resulted in a write-down of $13.9 million. The Company's investment in Dorian was sold in July 2015 for a gain of $1.2 million.
•	Financial expenses increased $10.9 million to $24.1 million from $13.2 million primarily as a result of:
•	an increase in average debt outstanding to $2.1 billion from $1.4 billion for the three months ended December 31, 2015 and 2014, respectively;
•	a decrease in the amount of interest capitalized of $2.8 million;
•	a write-off of $0.7 million of deferred financing fees as a result of the refinancing of the amounts borrowed for STI Pontiac during the three months ended December 31, 2015.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Income or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2015	2014	2015	2014
Revenue
Vessel revenue	$178,398	$125,738	$755,711	$342,807

Operating expenses
Vessel operating costs	(50,916)	(31,140)	(174,556)	(78,823)
Voyage expenses	(293)	(2,106)	(4,432)	(7,533)
Charterhire	(18,206)	(29,834)	(96,865)	(139,168)
Depreciation	(30,874)	(17,721)	(107,356)	(42,617)
General and administrative expenses	(18,245)	(13,830)	(65,831)	(48,129)
Write-down of vessel held for sale and loss on sales of vessels	-	(3,978)	(35)	(3,978)
Write-off of vessel purchase options	(731)	-	(731)	-
Gain on sale of VLCCs	-	-	-	51,419
Gain on sale of Dorian shares	-	-	1,179	10,924
Re-measurement of investment in Dorian	-	(13,895)	-	(13,895)
Total operating expenses	(119,265)	(112,504)	(448,627)	(271,800)
Operating income	59,133	13,234	307,084	71,007
Other (expense) and income, net
Financial expenses	(24,149)	(13,216)	(89,596)	(20,770)
Realized gain on derivative financial instruments	-	-	55	17
Unrealized gain / (loss) on derivative financial instruments	(678)	77	(1,255)	264
Financial income	18	32	145	203
Share of income from associate	-	438	-	1,473
Other expenses, net	(112)	(70)	1,316	(103)
Total other expense, net	(24,921)	(12,739)	(89,335)	(18,916)
Net income	$34,212	$495	$217,749	$52,091

Earnings per share

Basic	$0.21	$0.00	$1.35	$0.30
Diluted	$0.20	$0.00	$1.20	$0.30
Basic weighted average shares outstanding	163,792,076	152,880,399	161,436,449	171,851,061
Diluted weighted average shares outstanding	202,210,591	156,447,674	199,739,326	176,292,802

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$200,970	$116,143
Accounts receivable	69,017	78,201
Prepaid expenses and other current assets	3,585	2,420
Inventories	6,575	6,075
Vessels held for sale	-	70,865
Total current assets	280,147	273,704
Non-current assets
Vessels and drydock	3,087,753	1,971,878
Vessels under construction	132,218	404,877
Other assets	23,337	23,728
Available for sale investment	-	130,456
Total non-current assets	3,243,308	2,530,939
Total assets	$3,523,455	$2,804,643
Current liabilities
Current portion of long-term debt	124,503	87,163
Debt related to vessels held for sale	-	32,932
Finance lease liability	53,372	-
Accounts payable	25,683	14,929
Accrued expenses	32,643	55,139
Derivative financial instruments	1,175	205
Total current liabilities	237,376	190,368
Non-current liabilities
Long-term debt	1,872,114	1,451,427
Derivative financial instruments	80	-
Total non-current liabilities	1,872,194	1,451,427
Total liabilities	2,109,570	1,641,795
Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,224	2,033
Additional paid in capital	1,729,314	1,550,956
Treasury shares	(427,311)	(351,283)
Accumulated other comprehensive income / (loss)	-	(10,878)
Retained earnings / (accumulated deficit)	109,658	(27,980)
Total shareholders' equity	1,413,885	1,162,848
Total liabilities and shareholders' equity	$3,523,455	$2,804,643

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014
Operating activities
Net income	$217,749	$52,091
Gain on sale of VLCCs	-	(51,419)
Gain on sale of Dorian shares	(1,179)	(10,924)
Re-measurement of investment in Dorian	-	13,895
Loss on sales of vessels	35	-
Write down of vessels held for sale	-	3,978
Write-off of vessel purchase options	731	-
Depreciation	107,356	42,617
Amortization of restricted stock	33,687	29,726
Amortization of deferred financing fees	17,418	4,834
Straight-line adjustment for charterhire expense	-	3
Share of profit from associate	-	(1,473)
Unrealized loss/(gain) on derivative financial instruments	1,255	(264)
Amortization of acquired time charter contracts	513	478
Accretion of Convertible Notes	11,096	5,330
Gain on repurchase of Convertible Notes	(46)	-
	388,615	88,872
Changes in assets and liabilities:
Drydock payments	-	(1,290)
Increase in inventories	(1,909)	(3,218)
Decrease/(increase) in accounts receivable	9,184	(5,660)
Increase in prepaid expenses and other current assets	(1,615)	(154)
Increase in other assets	(14,153)	(2,901)
Increase in accounts payable	775	6,471
Increase in accrued expenses	11,206	12,070
Interest rate swap termination payment	(128)	(274)
	3,360	5,044
Net cash inflow from operating activities	391,975	93,916
Investing activities
Acquisition of vessels and payments for vessels under construction	(905,396)	(1,403,181)
Proceeds from disposal of vessels	90,820	213,670
Proceeds from sale of Dorian shares	142,435	-
Deposit (returned)/received for vessel purchases	(31,277)	31,277
Net cash outflow from investing activities	(703,418)	(1,158,234)
Financing activities
Debt repayments	(226,260)	(74,674)
Issuance of debt	643,550	1,219,784
Debt issuance costs	(8,497)	(45,670)
(Repayment) / proceeds of Convertible Notes	(1,632)	360,000
Convertible Notes issuance costs	-	(10,993)
Gross proceeds from issuance of common stock	159,747	-
Equity issuance costs	(7,554)	(42)
Dividends paid	(87,056)	(70,495)
Repurchase of common stock	(76,028)	(276,294)
Net cash inflow from financing activities	396,270	1,101,616
Increase in cash and cash equivalents	84,827	37,298
Cash and cash equivalents at January 1,	116,143	78,845
Cash and cash equivalents at December 31,	$200,970	$116,143

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2015 and 2014
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2015	2014	2015	2014
Adjusted EBITDA(1)(in thousands of U.S. dollars)	$99,520	$57,061	$449,084	$102,342

Average Daily Results
Time charter equivalent per day(2)	$21,057	$18,664	$23,163	$15,935
Vessel operating costs per day(3)	6,891	6,662	6,564	6,802

Aframax/LR2
TCE per revenue day (2)	26,464	23,561	30,544	18,621
Vessel operating costs per day(3)	7,330	6,520	6,865	6,789

Panamax/LR1
TCE per revenue day (2)	21,013	17,571	21,804	16,857
Vessel operating costs per day(3)	-	7,705	8,440	8,332

MR
TCE per revenue day (2)	19,681	18,619	21,803	15,297
Vessel operating costs per day(3)	6,838	6,621	6,461	6,580

Handymax
TCE per revenue day (2)	18,562	15,705	19,686	14,528
Vessel operating costs per day(3)	6,483	6,563	6,473	6,704

Fleet data
Average number of owned vessels	80.3	50.8	72.7	31.6
Average number of time chartered-in vessels	11.9	22.0	16.9	26.3

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-	-	$1,290

(1) See Non-IFRS Measures section below.

(2) Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3) Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet list as of February 26, 2016

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,000	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,000	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
15	STI Amber	2012	52,000	-	SMRP(2)	MR
16	STI Topaz	2012	52,000	-	SMRP(2)	MR
17	STI Ruby	2012	52,000	-	SMRP(2)	MR
18	STI Garnet	2012	52,000	-	SMRP(2)	MR
19	STI Onyx	2012	52,000	-	SMRP(2)	MR
20	STI Sapphire	2013	52,000	-	SMRP(2)	MR
21	STI Emerald	2013	52,000	-	SMRP(2)	MR
22	STI Beryl	2013	52,000	-	SMRP(2)	MR
23	STI Le Rocher	2013	52,000	-	SMRP(2)	MR
24	STI Larvotto	2013	52,000	-	SMRP(2)	MR
25	STI Fontvieille	2013	52,000	-	SMRP(2)	MR
26	STI Ville	2013	52,000	-	SMRP(2)	MR
27	STI Duchessa	2014	52,000	-	SMRP(2)	MR
28	STI Opera	2014	52,000	-	SMRP(2)	MR
29	STI Texas City	2014	52,000	-	Time Charter (6)	MR
30	STI Meraux	2014	52,000	-	SMRP(2)	MR
31	STI Chelsea	2014	52,000	-	SMRP(2)	MR
32	STI Lexington	2014	52,000	-	SMRP(2)	MR
33	STI San Antonio	2014	52,000	-	SMRP(2)	MR
34	STI Venere	2014	52,000	-	SMRP(2)	MR
35	STI Virtus	2014	52,000	-	SMRP(2)	MR
36	STI Powai	2014	52,000	-	SMRP(2)	MR
37	STI Aqua	2014	52,000	-	SMRP(2)	MR
38	STI Dama	2014	52,000	-	SMRP(2)	MR
39	STI Olivia	2014	52,000	-	SMRP(2)	MR
40	STI Mythos	2014	52,000	-	SMRP(2)	MR

41	STI Benicia	2014	52,000	-	SMRP(2)	MR
42	STI Regina	2014	52,000	-	SMRP(2)	MR
43	STI St. Charles	2014	52,000	-	SMRP(2)	MR
44	STI Mayfair	2014	52,000	-	SMRP(2)	MR
45	STI Yorkville	2014	52,000	-	SMRP(2)	MR
46	STI Milwaukee	2014	52,000	-	SMRP(2)	MR
47	STI Battery	2014	52,000	-	SMRP(2)	MR
48	STI Soho	2014	52,000	-	SMRP(2)	MR
49	STI Memphis	2014	52,000		SMRP(2)	MR
50	STI Tribeca	2015	52,000	-	SMRP(2)	MR
51	STI Gramercy	2015	52,000	-	SMRP(2)	MR
52	STI Bronx	2015	52,000	-	SMRP(2)	MR
53	STI Pontiac	2015	52,000	-	SMRP(2)	MR
54	STI Manhattan	2015	52,000	-	SMRP(2)	MR
55	STI Queens	2015	52,000	-	SMRP(2)	MR
56	STI Osceola	2015	52,000	-	SMRP(2)	MR
57	STI Notting Hill	2015	52,000	1B	Time Charter (7)	MR
58	STI Seneca	2015	52,000	-	SMRP(2)	MR
59	STI Westminster	2015	52,000	1B	Time Charter (7)	MR
60	STI Brooklyn	2015	52,000	-	SMRP(2)	MR
61	STI Black Hawk	2015	52,000	-	SMRP(2)	MR
62	STI Elysees	2014	109,999	-	SLR2P (4)	LR2
63	STI Madison	2014	109,999	-	SLR2P (4)	LR2
64	STI Park	2014	109,999	-	SLR2P (4)	LR2
65	STI Orchard	2014	109,999	-	SLR2P (4)	LR2
66	STI Sloane	2014	109,999	-	SLR2P (4)	LR2
67	STI Broadway	2014	109,999	-	SLR2P (4)	LR2
68	STI Condotti	2014	109,999	-	SLR2P (4)	LR2
69	STI Rose	2015	109,999	-	Time Charter (8)	LR2
70	STI Veneto	2015	109,999	-	SLR2P (4)	LR2
71	STI Alexis	2015	109,999	-	SLR2P (4)	LR2
72	STI Winnie	2015	109,999	-	SLR2P (4)	LR2
73	STI Oxford	2015	109,999	-	SLR2P (4)	LR2
74	STI Lauren	2015	109,999	-	SLR2P (4)	LR2
75	STI Connaught	2015	109,999	-	SLR2P (4)	LR2
76	STI Spiga	2015	109,999	-	SLR2P (4)	LR2
77	STI Savile Row	2015	109,999	-	SLR2P (4)	LR2
78	STI Kingsway	2015	109,999	-	SLR2P (4)	LR2
79	STI Carnaby	2015	109,999	-	SLR2P (4)	LR2

	Total owned DWT		4,955,982

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (9)
	Time or bareboat chartered-in vessels
80	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$14,150	18-May-16
81	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$14,150	01-May-16
82	Iver Prosperity	2007	37,412	-	SHTP (1)	Handymax	$13,500	03-Apr-16
83	Miss Mariarosaria	2011	47,499	-	SMRP(2)	MR	$15,250	26-May-16	(10)
84	Vukovar	2015	49,990	-	SMRP(2)	MR	$17,034	01-May-18
85	Targale	2007	49,999	-	SMRP(2)	MR	$15,200	17-May-16	(11)
86	Gan-Trust	2013	51,561	-	SMRP(2)	MR	$17,500	06-Jan-17	(12)
87	Hellespont Progress	2006	73,728	-	SPTP (3)	LR1	$16,250	18-Mar-17	(13)
88	Densa Crocodile	2015	105,408	-	SLR2P (4)	LR2	$22,600	07-Feb-17	(14)
89	Densa Alligator	2013	105,708	-	SLR2P (4)	LR2	$24,875	17-Sep-16	(15)
90	STI Lombard	2015	109,999	-	SLR2P (4)	LR2	$10,000	03-May-16	(16)

	Total time chartered-in DWT		705,828
	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
91	Hull 2601 - TBN STI Galata	HMD	(17)	52,000	MR
92	Hull 2602 - TBN STI Taskim	HMD	(17)	52,000	MR
93	Hull 2603 - TBN STI Leblon	HMD	(17)	52,000	MR
94	Hull 2604 - TBN STI La Boca	HMD	(17)	52,000	MR
95	Hull 2605 - TBN STI San Telmo	HMD	(17)	52,000	MR
96	Hull 2606 - TBN STI Jurere	HMD	(17)	52,000	MR
97	Hull 2607 - TBN STI Esles II	HMD	(17)	52,000	MR
98	Hull 2608 - TBN STI Jardins	HMD	(17)	52,000	MR
99	Hull S3120 - TBN STI Selatar	SSME	(18)	109,999	LR2
100	Hull S3121 - TBN STI Rambla	SSME	(18)	109,999	LR2
101	Hull 5003 - TBN STI Grace	DHSC	(19)	109,999	LR2
102	Hull 5004 - TBN STI Jermyn	DHSC	(19)	109,999	LR2

	Total newbuilding product tankers DWT			855,996

	Total Fleet DWT			6,517,806

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)
This vessel is currently time chartered-out to an unrelated third party for two years. The agreement expires in March 2016, and contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(7)	This vessel is currently time chartered-out to an unrelated third party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(8)	This vessel is currently time chartered-out to an unrelated third party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(9)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(10)	We have an option to extend the charter for an additional year at $16,350 per day.
(11)	We have an option to extend the charter for an additional year at $16,200 per day.
(12)	In October 2015, we extended the charter for an additional year at $17,500 per day effective January 2016. We have an option to extend the charter for an additional year at $18,000 per day.
(13)	In February 2016, we extended the charter for an additional year at $17,250 per day effective March 2016.
(14)
In November 2015, we declared an option to extend the charter for an additional year at $22,600 per day effective February 2016. We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(15)	We have an option to extend the charter for an additional year at $26,925 per day.
(16)
This vessel was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. We are obligated to take ownership of the vessel and pay the remaining 90% of the contract price, at the conclusion of the bareboat charter (or at any point prior, at our discretion).

(17)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). All eight vessels are expected to be delivered throughout 2017.
(18)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter of 2016 and one in the fourth quarter of 2016.

(19)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarters of 2016.

Dividend Policy and Securities Repurchase Program
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividend history is as follows:
Date paid	Dividends per share
June 2013	$0.025
September 2013	$0.035
December 2013	$0.070
March 2014	$0.080
June 2014	$0.090
September 2014	$0.100
December 2014	$0.120
March 2015	$0.120
June 2015	$0.125
September 2015	$0.125
December 2015	$0.125
On February 25, 2016, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on March 30, 2016 to all shareholders as of March 10, 2016 (the record date). As of February 26, 2016 there were 173,035,794 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.

During 2015 (through the date of this press release), the Company has acquired the following:
•	an aggregate of 10,573,315 of its common shares that are being held as treasury shares at an average price of $8.49 per share (9,826,676 shares were purchased at an average price at $8.53 under the May 2015 $250 million Securities Repurchase Program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program). There are 173,035,794 shares outstanding as of February 26, 2016.
•	$1.5 million face value of its Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million Securities Repurchase Program).
The Company has $164.5 million remaining under its Securities Repurchase Program as of the date of this press release. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (18 LR2, 14 Handymax, and 47 MR tankers) with an average age of 1.4 years and time or bareboat charters-in 11 product tankers (three LR2, one LR1, four MR and three Handymax tankers). The Company has contracted for 12 newbuilding product tankers (eight MR and four LR2 tankers). The four LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. The Company has also reached an agreement to sell five of its 2014 built MR product tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Non-IFRS Measures
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income for the three months ended December 31, 2015 and 2014

	For the three months ended December 31, 2015
In thousands of U.S. dollars except per share data	Amount	Per share basic		Per share diluted
Net income	$34,212	$0.21		$0.20
Adjustments:
Deferred financing fees write-off	720	0.00		0.00
Write-off of vessel purchase options	731	0.00		0.00
Unrealized loss on derivative financial instruments	678	0.00		0.00
Adjusted net income	$36,341	$0.22	(1)	$0.21	(1)

	For the three months ended December 31, 2014
In thousands of U.S. dollars except per share data	Amount	Per share basic	Per share diluted
Net income	$495	$0.00	$0.00
Adjustments:
Unrealized gain on derivative financial instruments	(77)	(0.00)	(0.00)
Write down of vessel held for sale	3,978	0.03	0.03
Write down of investment in Dorian	13,895	0.09	0.09
Adjusted net income	$18,291	$0.12	$0.12

(1) Summation differences due to rounding.

Adjusted net income for the years ended December 31, 2015 and 2014

	For the year ended December 31, 2015
In thousands of U.S. dollars except per share data	Amount	Per share basic	Per share diluted
Net income	$217,749	$1.35	1.20
Adjustments:
Deferred financing fees write-off	2,730	0.02	0.01
Gain on sale of Dorian shares	(1,179)	(0.01)	(0.01
Write-down of vessel held for sale/gain on sales of vessels	35	0.00	0.00
Gain on early termination of time chartered-in contract	(1,397)	(0.01)	(0.01
Reserve for pool bunker supplier in bankruptcy	1,396	0.01	0.01
Unrealized loss on derivative financial instruments	1,255	0.01	0.01
Gain on repurchase of Convertible Notes	(46)	(0.00)	(0.00
Write-off of vessel purchase options	731	0.00	0.00
Adjusted net income	$221,274	$1.37	1.21

	For the year ended December 31, 2014
In thousands of U.S. dollars except per share data	Amount	Per share basic	Per share diluted
Net income	$52,091	$0.30	$0.30
Adjustments:
Deferred financing fees write-off	317	0.00	0.00
Unrealized gain on derivative financial instruments	(264)	(0.00)	(0.00)
Write down of vessels held for sale	3,978	0.02	0.02
Gain on sale of VLCCs	(51,419)	(0.30)	(0.30)
Gain on sale of Dorian shares	(10,924)	(0.06)	(0.06)
Re-measurement of investment in Dorian	13,895	0.08	0.08
Adjusted net income	$7,674	$0.04	$0.04

Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2015	2014
Net income	$34,212	$495	$217,749	$52,091
Financial expenses	24,149	13,216	89,596	20,770
Unrealized (gain) / loss on derivative financial instruments	678	(77)	1,255	(264
Financial income	(18)	(32)	(145)	(203
Depreciation	30,874	17,721	107,356	42,617
Depreciation component of our net profit from associate	-	206	-	2,075
Amortization of restricted stock	8,894	7,659	33,687	29,726
Gain on sale of VLCCs	-	-	-	(51,419
Gain on sale of Dorian shares	-	-	(1,179)	(10,924
Re-measurement of investment in Dorian	-	13,895	-	13,895
Write-down of vessel held for sale and gain on sales of vessels	-	3,978	35	3,978
Write-off of vessel purchase options	731	-	731	-
Gain on early termination of time chartered-in contract	-	-	(1,397)	-
Reserve for pool bunker supplier in bankruptcy	-	-	1,396	-
Adjusted EBITDA	$99,520	$57,061	$449,084	$102,342

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
 212-542-1616